SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431-1

MINUTES OF THE ONE HUNDRED AND EIGHTY-FOURTH

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE: May 03, 2019 - 2 p.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary of the Meeting. 4. MATTER DISCUSSED AND RESOLUTION:

I.         The Board of Directors unanimously resolved to compose of the Company's Statutory Audit Committee – SAC for the term of office from April 2019 to April 2021: re-elect Abraham Leila Loria, Marco Antonio Barbosa Cândido and Olga Stankevicius Colpo; and elect Luiz Claudio Maia Vieira and Carlos Biedermann, the latter was also chosen as "financial specialist" under the terms of the SAC’s charter and the relevant legislation. It was recorded that the “chairman” of the SAC will be chosen among its members in a meeting of the Statutory Audit Committee to be held in the near future.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 184th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s own book Nr. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 3, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.